

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Michael A. Kramarz
Chief Financial Officer
Oncologix Tech, Inc.
P.O. Box 8832
Grand Rapids, Michigan 49518

> **Re: Oncologix Tech, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-15482**

Dear Mr. Kramarz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief